PFM Fund Distributors, Inc.
Statement of Financial Condition

December 31, 2021

With Report of Independent Registered Public Accounting Firm
The Company's audited Statement of Financial Condition as of December 31, 2021, pursuant to Rule 17a-5, is available for examination at the Company's office at PFM Fund Distributors, Inc., 213 Market Street, Harrisburg, PA 17101 or at the office of the Securities and Exchange Commission, Philadelphia, PA.

NOT A DEPOSIT • NOT FDIC INSURED • MAY LOSE VALUE • NOT BANK GUARANTEED • NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53496

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __PFM Fund Distributors, Inc.__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__213 Market Street__
                              (No. and Street)

__Harrisburg__	__Pennsylvania__	__17101__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Jessica S. McIntosh__	__314-418-8664__	__jessica.mcintosh@usbank.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Ernst & Young LLP__
(Name – if individual, state last, first, and middle name)

__1901 Sixth Ave N., Suite 1200__	__Birmingham__	__Alabama__	__35203__
(Address)	(City)	(State)	(Zip Code)

__10/20/2003__	__42__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jessica S. McIntosh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of PFM Fund Distributors, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



AMANDA R DAMAN
Notary Public - Notary Seal
State of Missouri
Commission Number 12391813
My Commission Expires Sep 6, 2024

Signature: J. McIntosh

Title:
Chief Financial Officer, SVP

Amanda R Daman
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

PFM Fund Distributors, Inc.

Statement of Financial Condition

December 31, 2021

Contents

Facing Page and Oath or Affirmation



Ernst & Young LLP
Suite 1200
1901 Sixth Avenue North
Birmingham, Alabama 35203

Tel: +1 205 251 2000
Fax: +1 205 226 7470
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors of PFM Fund Distributors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of PFM Fund Distributors, Inc. (the Company) as of December 31, 2021 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2021.
March 25, 2022

PFM Fund Distributors, Inc.

Statement of Financial Condition
(In Thousands, Except Share and Per Share Amounts)
December 31, 2021

Assets		
Cash	$	10,617
Receivables from affiliates		782
Goodwill		13,778
Intangible assets		17,700
Other assets		117
Total assets	$	42,994
Liabilities		
Payables to affiliates	$	358
Taxes payable to Parent		111
Deferred tax liability		4,478
Other liabilities and accrued expenses		5
Total liabilities		4,952
Stockholder's equity		
Common stock, $10 par value; 100 shares authorized, issued and outstanding		1
Additional paid-in capital		37,702
Retained earnings		339
Total stockholder's equity		38,042
Total liabilities and stockholder's equity	$	42,994

See accompanying notes.

PFM Fund Distributors, Inc.

Notes to Statement of Financial Condition
(Dollars in Thousands)

December 31, 2021

1. Organization

PFM Fund Distributors, Inc. (the "Company"), is a broker-dealer that is registered with the Securities and Exchange Commission ("the SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). On December 7, 2021, the Company was acquired by U.S. Bancorp ("the Parent") and is now a wholly owned subsidiary of the Parent. Prior to December 7, 2021, the Company was a wholly owned subsidiary of PFM Asset Management LLC ("the former Parent"). Subsequent to December 7, 2021, PFM Asset Management LLC ("PFMAM") is considered an affiliate of the Company. See Note 3, "Business Combinations," for further information regarding this acquisition.

The Company's sole purpose is to serve as the distributor or marketing agent for local government investment pools ("LGIPs") and registered investment companies ("RICs") for which the PFMAM, serves as investment adviser and/or administrator and/or transfer agent. Shares in LGIPs and RICs are offered and sold only to institutional investors, the majority of which are state and local governmental entities. The Company has no present plans to buy, sell, or trade securities.

In the ordinary course of business, the Company enters into transactions with the Parent and other affiliate entities. The Company's results might be significantly different if it operated as a stand-alone entity.

During 2021, factors affecting economic conditions, including the enactment of additional benefits from government stimulus programs and broad vaccine availability in the United States, contributed to economic improvement. However, economic uncertainty remains associated with supply chain concerns, rising inflationary concerns and additional virus variants. The Company has been actively monitoring COVID-19 and its resulting impacts, and in March 2020 invoked business continuity plans, including moving almost all staff to remote working arrangements. These response actions have been successful and were executed without service interruption or other adverse consequences for customers or other stakeholders. The Company will continue to adjust its operating model as appropriate in response to future economic and operating conditions resulting from the ongoing COVID-19 pandemic.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the Statement of Financial Condition in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

Cash

Cash includes cash held at U.S. Bank National Association ("USBNA"), an affiliate of the Company, and at a non-affiliate bank that is not segregated and deposited for regulatory purposes. As of December 31, 2021, cash held at USBNA totaled $1,000 and cash held at a non-affiliate bank amounted to $9,617.

Receivables From and Payables To Affiliates

Receivables from affiliates includes amounts owed to the Company for payments received by its affiliate for distribution and marketing fees related to pool investment vehicles managed by the affiliate. Payables to affiliates represents expenses incurred by the affiliate that are allocated to the Company for servicing the pool investments.

Goodwill

Goodwill is recorded on acquired businesses if the purchase price exceeds the fair value of the net assets acquired. Goodwill is not amortized but is subject, at a minimum, to annual tests for impairment. In certain situations, an interim impairment test may be required if events occur or circumstances change that would more likely than not reduce the fair value of the Company below its carrying amount. The Company's goodwill is a result of the acquisition. See Note 3, "Business Combination" for further information. At December 31, 2021, the gross carrying value of goodwill amounted to $13,778. Determining the amount of goodwill impairment, if any, includes assessing the current implied fair value of the Company as if it were being acquired in a business combination and comparing it to the carrying amount of the goodwill. The Company's first annual impairment test will be completed during 2022.

2. Summary of Significant Accounting Policies (continued)

Intangible Assets

Intangible assets are recorded at their fair value upon completion of a business acquisition or certain other transactions, and generally represent the value of customer contracts or relationships. The Company's intangible assets are a result of the acquisition. See Note 3, "Business Combination" for further information. At December 31, 2021, the gross carrying value of intangible assets amounted to $17,700. Intangible assets are amortized over their estimated useful lives, using the 10-year cash flow method and are subject to impairment if events or circumstances indicate a possible inability to realize the carrying amount. Determining the amount of intangible asset impairment, if any, includes assessing the present value of the estimated future cash flows associated with the intangible asset and comparing it to the carrying amount of the asset. The Company's first impairment test will be completed during 2022.

Other Assets and Liabilities

Other assets consist of prepaid expenses totaling $113 and other receivables of $4. Prepaid expenses represent advance payments to or on deposit with FINRA. Other liabilities consist of vendor payables amounting to $5.

Income Taxes

Prior to acquisition, the Company filed a consolidated tax return with its former Parent during the predecessor period and income taxes were computed in accordance with FASB ASC 740 as a C corporation. During the successor period, the Company is included in the filing of a consolidated federal income tax return and unitary state tax returns with the Parent and its affiliates. The Company also files separate state income tax returns as applicable. The Company recognizes the current and deferred federal income tax consequences as if the Company were a separate taxpayer. State current and deferred income taxes are recognized pursuant to the Company's tax sharing agreement. Settlements of federal and state payments are made on a regular basis in line with a tax sharing agreement with the Parent and its affiliates. Deferred taxes that are recorded represent the differences between the financial reporting basis of assets and liabilities and the tax basis of such assets and liabilities.

See Note 4, "Income Taxes," for further information regarding income taxes.

PFM Fund Distributors, Inc.

Notes to Statement of Financial Condition (continued)
(Dollars in Thousands)

3. Business Combination

On December 7, 2021, the Parent completed its acquisition of the Company pursuant to the Membership Interest Purchase Agreement and acquired the former Parent. The transaction was accounted for under the acquisition method of accounting and pushdown accounting was applied to the Company as of December 7, 2021. As a result of the application of pushdown accounting, whereby a different basis of accounting has been applied to the Company's assets and liabilities, the Statement of Financial Condition prior to the acquisition is not comparable to after the acquisition. The Company presents financial information beginning December 7, 2021 through December 31, 2021 as the "Successor Period" and financial information from January 1, 2021 through December 6, 2021 as the "Predecessor Period", to indicate a different basis of accounting between the periods presented.

	Predecessor December 6, 2021	Pushdown Accounting Adjustments	Successor December 7, 2021
Assets			
Goodwill	–	13,778	13,778
Intangible assets	–	17,700	17,700
Other assets	753	(3)	750
Total assets	$ 753	$ 31,475	$ 32,228
Liabilities and stockholder's equity			
Deferred tax liability	–	4,478	4,478
Other liabilities	47	–	47
Total liabilities	47	4,478	4,525
Common stock	1	–	1
Additional paid-in capital	704	26,998	27,702
Retained earnings	1	(1)	-
Total stockholder's equity	706	26,997	27,703
Total liabilities and stockholder's equity	$ 753	$ 31,475	$ 32,228

3. Business Combination (continued)

Due to the timing of the acquisition, the estimated fair values of the assets and liabilities assumed are considered provisional and are based on currently available information. The estimated fair values of client relationships were estimated using a multi-period excess earnings method. The multi-period excess earnings method starts with a forecast of all the expected future net cash flows associated with the asset. The forecasts are then adjusted to present value by applying an appropriate discount rate that reflects the risks associated with the cash flow streams. The Company believes that the information available provides a reasonable basis for estimating the fair values of asset and liabilities assumed; however, these provisional estimates may be adjusted upon the availability of new information regarding facts and circumstances which existed at the date of acquisition. The Company expects to finalize the valuation of asset and liabilities as soon as practicable, but not later than one year from the acquisition date. Any adjustments to the initial estimates of the fair value of asset and liabilities will be recorded as adjustments to the respective assets and liabilities, with the residual amounts allocated to additional paid-in capital.

4. Income Taxes

At December 31, 2021, the Company did not have any unrecognized tax positions.

The components of the Company's deferred tax liability at December 31, 2021, were:

Deferred tax liabilities:		
Intangible assets		(3,717)
State deferreds		(761)
Deferred tax liability	$	(4,478)

The Company recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company files income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, or state and local income tax examinations by tax authorities for open tax years of the former Parent before 2021.

5. Contingencies, Commitments, and Risks

Legal Contingencies

The Company could potentially be involved in various pending and potential lawsuits, arbitration proceedings, and regulatory inquiries related to its business. Also, the Company could be periodically involved in investigations and proceedings by governmental agencies and self-regulatory organizations. As of December 31, 2021, the Company has not incurred or has any knowledge after consultation with counsel of pending or potential lawsuits impacting the Company and therefore believes there is no material adverse effect on the Statement of Financial Condition. If necessary, the Company would establish reserves as needed for potential losses that are probable and can be reasonably estimated.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and, when applicable, amounts due from affiliates. The Company uses a national bank to maintain its operating cash account. At certain times, the Company's balance in its bank account may be in excess of the Federal Deposit Insurance Corporation insurance limits. Any amounts due from affiliates are unsecured. At December 31, 2021, the Company believes there was no over-concentration of credit risk.

The Company provides marketing and distribution services to its sole customers, LGIPs and RICs. Services to these customers are provided under contractual arrangements. The Company's exposure to credit risk associated with their customers can be directly affected by interest rates as this would impact the Company's revenues with the application of fee waivers and reduced rates. To alleviate the credit risk associated with interest rates, the Company continually monitors market conditions and has historically incurred no bad debt.

6. Transactions With Affiliates

Affiliate transactions were allocated to the Company based on a service arrangement with the former Parent and service-level agreements with the Parent in the successor period.

During the predecessor period, a capital contribution of $500 was completed on November 22, 2021 from the former Parent. In conjunction with the acquisition on December 7, 2021, the Parent made an additional capital contribution of $10,000.

(Dollars in Thousands)

7. Net Capital Requirements and Other Regulatory Matters

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $9,477, which was $9,445 in excess of its required net capital of $32. The Company's aggregate indebtedness was $474. The Company's ratio of aggregate indebtedness to net capital was less than 15 to 1.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

8. Subsequent Events

The Company has evaluated the impact of events that have occurred subsequent to December 31, 2021. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the Statement of Financial Condition.